EXHIBIT 4.3

EXCLUSIVE INTELLECTUAL PROPERTY LICENSE AGREEMENT

THIS AGREEMENT is made on July 31, 2023,

BETWEEN	FSD PHARMA INC., a corporation existing pursuant to the laws of the Province of Ontario and having an office located at [redacted for confidentiality purposes] (“FSD”)
AND	CELLY NUTRITION CORP., a corporation existing pursuant to the laws of the Province of British Columbia and having an office located at [redacted for confidentiality purposes] (the “Licensee”)
AND

Lucid PsycheCeuticals Inc., a corporation existing pursuant to the laws of the Province of Ontario and having an office located at [redacted for confidentiality purposes] (“Lucid” and together with FSD, “Licensor”)

RECITALS:

A.

Licensor is in the business of, among other things, granting licences to the registered trademarks “ALCOHOLDEATH™” and “UNBUZZD™” in the dietary supplement and natural health product industry for the recreational market, as registered, licensed or retained by common law by FSD’s wholly owned subsidiary, Lucid, and including without limitation, pursuant to the intellectual property registrations listed on Schedule “A” hereto (the “Licensed IP”).

B.	The Licensee is entering the business of producing, marketing and selling dietary supplement and natural health products for recreational use worldwide (the “Territory”).

C.	Licensor is the sole and exclusive owner of the Licensed IP;

D.

The Licensee has requested that Licensor grant it an exclusive licence to utilize the Licensed IP and Commercialize the Licensed Products (as defined below) and the Licensed IP in the Territory in connection with the Business (as defined below).

E.

Licensor is willing to grant, and the Licensee is willing to accept, an exclusive licence to the Licensed IP for the producing, processing, packaging, marketing and sales of recreational products, as proposed by Licensee and approved in writing by Licensor, in its sole discretion, acting reasonably and in good faith, and distributed, marketed and sold by Licensee exclusively in the Territory (as applicable) and exclusively under the Licensed IP (the “Licensed Products”).

NOW IT IS AGREED, in consideration of the respective covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), as follows:

1	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set out:

"Affiliate" has the meaning given in the Corporations Act.

“Agreement” means this exclusive intellectual property license agreement, including all schedules, exhibits and all amendments or restatements, as permitted.

“Anti-Dilution Warrant Certificate” means the warrant certificate containing certain anti-dilution provisions, substantially in the form attached hereto as Schedule “B”;

“Associate” has the meaning given to that term in the Corporations Act and also includes any individual who, or any corporation or other form of business organisation which, in any country directly or indirectly (including through intermediaries), is Controlled by, or is under common Control with, or Controls, a party.

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“Board” means the board of directors of the Licensee.

“Business” means the business of producing, processing, packaging, marketing and sales of recreational products worldwide, from time to time.

“Business Day” means a day on which the banks are open for business in Toronto, Ontario other than a Saturday, Sunday or public holiday in Toronto, Ontario.

“Change of Control” means, with respect to a Party, directly or indirectly (i) an acquisition of such Party by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation but excluding any merger effected exclusively for the purpose of changing the domicile of such Party), or (ii) a sale of all or substantially all of the assets of such Party, so long as in either case such Party’s equity holders of record immediately prior to such event will, immediately thereafter, hold less than fifty percent (50%) of the voting power of the surviving or acquiring entity.

“Claim” includes a claim, notice, demand, action, proceeding, litigation, investigation, judgment, damage, Loss, cost, expense or liability however arising, whether present, unascertained, immediate, future or contingent, whether based in contract, tort or statute and whether involving a third party or a party to this Agreement.

“Commercialize” means to:

(a)

in relation to a patented product, to use, make, manufacture, have made or manufactured, sell, advertise, promote, distribute, hire or otherwise dispose of the product, or to keep if for the purpose of doing any of those things;

(b)	in relation to a patented method or process, to use the method or process or do any act referred to above in respect of a product resulting from such use;

(c)	in relation to an article the subject of a registered design, to exercise any of the rights exclusive to the owner of the registered design;

(d)	in relation to any work or other subject matter the subject of copyright, to exercise any of the rights exclusive to the owner of the copyright; and

(e)	exercise any other Intellectual Property Rights exclusive to Licensor with respect to the Licensed IP,

and “Commercialization” has a referable meaning.

“Commercialization Revenue” means the total gross invoiced prices (or if no invoice is generated for a sale, the total sales price) of Licensed Products sold by the Licensee or its Associates, less the sum of the following actual and customary deductions where applicable and separately listed:

(a)	cash, trade or quantity discounts;

(b)	sales, use, tariff, import/export duties or other taxes or levies (other than income tax) imposed on sales;

(c)	credits to customers because of rejections or returns;

(d)	markdown support for discontinued items; and

(e)

trade funding and retailer charges including slotting fees, listing fees, category line review fees, coop funding, supplier merchandising allowances, administrative fees, new item fees, promotion scan backs, promotion advertising fees;

and includes the fair market value of all other consideration received by the Licensee or its Associates in respect of Licensed Products, whether such consideration is in cash, payment in kind, exchange or other form.  For the purpose of transfers between the Licensee and its Associates the amount will be the greater of the amount payable by the Affiliate to the Licensee (if any) and the amount the Affiliate sells the Licensed Products upon an ultimate sale to a third party.

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“Confidential Information” means all information that a party receives or otherwise becomes aware of and that the party ought reasonably know is regarded as confidential by the Disclosing Party, and includes any information in relation to a party's business, operations, dealings, employees, students, contractors, finances, policies, plans, inventions, discoveries, research, technology or Intellectual Property Rights, irrespective of whether that information was disclosed before, on or after the date of this Agreement.

“Control” has the meaning given in the Corporations Act.

“Corporations Act” means the Business Corporations Act (Ontario);

“Disclosing Party” means a party that is disclosing Confidential Information or of whose Confidential Information another party becomes aware.

“Dispute” means a dispute, controversy or Claim arising out of, relating to or in connection with this Agreement or the Licence, including any question regarding the breach or termination of this Agreement or the Licence.

“Effective Date” means the date of this Agreement.

“Financial Year” means the financial year of the Licensee, being the financial year ending July 31.

“Go-Public Transaction” means (i) a transaction with a capital pool corporation or other entity that is a reporting issuer in at least one jurisdiction of Canada by way of plan of arrangement, amalgamation, reverse take-over, qualifying transaction, or any other business combination or similar transaction pursuant to which securities of the Licensee (or securities of the resulting issuer) are listed on a recognized stock exchange in Canada or the United States, (ii) an initial public offering or other similar transaction (including a privately placed offering followed by a listing of securities) and listing of securities of the Licensee on a recognized stock exchange in Canada or the United States, or (iii) an acquisition, whether by merger, amalgamation, plan of arrangement, share purchase or other similar transaction by a person, or group of persons, of all of the outstanding securities of the Licensee.

“Government Agency” means any government, governmental, semi-governmental, administrative, fiscal or judicial body department, commission, authority, tribunal, agency or entity (including those constituted or formed under any statute) where the department, entity, agency, authority, commission, corporation or body is subject to the control or direction of any government in a country where the relevant party to this Agreement operates.

“Gross Profits” means, for each Financial Year or other period, an amount equal to the Licensee’s total income (or loss) for such year or period, determined in accordance with generally accepted accounting principles.

“Improvements” means any improvement, variation, modification, adaptation or further development of the Licensed IP developed by the Licensee or Licensor, or both.

“Insolvency Event” means the occurrence of any one or more of the following events regarding any party to this Agreement:

(a)	a meeting has been convened, resolution proposed, petition presented or order made for the winding up of that party;

(b)

a receiver, receiver and manager, provisional liquidator, liquidator, or other officer of the Court, or other person of similar function has been appointed regarding all or any material asset of the party;

(c)	a security holder, mortgagee or chargee has taken attempted or indicated an intention to exercise its rights under any security of which the party is the security provider, mortgagor or chargor; or

(d)	an event has taken place with respect to the party which would make, or deem it to be, insolvent under any law applicable to it.

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“Intellectual Property Rights” means all present and future rights conferred by statute, common law or equity in any jurisdiction in or in relation to any registered or unregistered industrial or intellectual property rights anywhere in the world including any rights in respect of:

(a)

patents or rights concerning any discovery, invention, process, process improvement, procedure, manufacturing method, technique or information regarding the chemical or genetic composition of materials (whether patentable or not);

(b)	confidential information and any right to have such information kept confidential;

(c)	trademarks, business names or trading styles (whether registered or not);

(d)	copyright material and similar or neighbouring rights;

(e)	data or databases;

(f)	registered or registrable designs;

(g)	plant breeder rights or other proprietary information concerning genetic or biological material or engineering processes; and

(h)	eligible layouts or protectable computer programs; and

(i)

other results of intellectual activity in the industrial, commercial, scientific, or literary or artistic fields, as well as any right to seek registration of, or to take action for infringement of, any such rights.

“knowledge of” (or similar phrases) means, (i) with respect to Licensor, the actual knowledge of its directors and officers, after reasonable investigation and due enquiry, or (ii) with respect to Licensee, the actual knowledge of its directors and officers, after reasonable investigation and due enquiry;

“Licence” means the licence granted in section 2.

“License Fee” has the meaning given to that term in section 5.

“Licensed IP” means all of Licensor's Intellectual Property Rights relating to the Licensed Products under development, specifically in relation to the licensed trademarks “ALCOHOLDEATH™” and “UNBUZZD™, including any information in connection with the trademark applications, label designs, manufacturing, marketing and sales of the Licensed Products, for the consumer market in the Territory, as further described in Schedule “A”.

“Licensed IP Purchase Proposal” has the meaning given to that term in section 7.

“Licensed Product” means any consumable recreational health supplement or product that utilizes or is derived from the Licensed IP that Licensor has authorized Licensee to cause to have produced, marketed and sold in the Territory, pursuant to and in accordance with this Agreement, and shall not include Wholesale Apparel & Promotional Material.

“Litigation Matter” means the ongoing litigation matter involving FSD, as further set forth in Schedule “C” hereto.

“Loan Agreement” means the loan agreement between the Licensee and Licensor pursuant to which the Licensee is loaned $1,000,000 in aggregate with such monies to be used as working capital.

“Loan Repayment Date” means the date that is the 3rd anniversary of the “Commencement Date” (as that term is defined in the Loan Agreement.

“Loss” includes any loss, damage, cost, charge, liability (including Tax liability) or expense (including legal costs and expenses).

“Moral Rights” means rights of integrity, rights of attribution and other rights of an analogous nature which may now exist or which may exist in the future under the Copyright Act (R.S.C., 1985, c. C-42) or under the law of a country other than Canada.

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“Quarter” means a three-month period ending on March 31, June 30, September 30 and December 31.

“Recipient” means a party receiving or that has received Confidential Information from a Disclosing Party.

“Royalty” means an amount equal to 7% of the Commercialization Revenue generated by the Licensee each Quarter during the Term until a total amount of Royalty in the amount of $250,000,000 has been paid to Licensor at which point the rate is reduced to 3%.

“Tax” means all forms of taxes, duties, imposts, charges, withholdings, rates, levies or other governmental impositions of whatever nature and by whatever authority imposed, assessed or charged together with all costs, charges, interest, penalties, fines, expenses and other additional statutory charges, incidental or related to the imposition.

“Term” means the term of this Agreement as described in section 20.1.

“Third Party Licensor” means any third party from which Licensor has received a license or sublicense for the right to Commercialize the Licensed IP.

“UNBUZZD™ Intellectual Property Rights” has the meaning given to that term in section 7.

“Wholesale Apparel & Promotional Material” means any products, other than Licensed Products, approved by Licensor and bearing the Licensed IP, sold or physically displayed by Licensee, including, but not limited to, all merchandise related to the Licensed Products (e.g., clothing, hats, accessories, etc.), physical marketing collateral, event sponsorship collateral, brand ambassador content, celebrity endorse material, advertising across all forms of media (including social media and other forms of digital media).

1.2	INTERPRETATION

In this Agreement, unless the context otherwise requires:

(a)	a reference to:

(i)	the singular includes the plural and the plural includes the singular;

(ii)	words importing gender includes all genders;

(iii)	a recital, section, schedule or annexure is a reference to a section of or recital, schedule or annexure to this Agreement and references to this Agreement include any recital, schedule or annexure;

(iv)	any contract (including this Agreement) or other instrument includes any variation or replacement of it and as it may be assigned or novated;

(v)

a statute, ordinance, code or other law includes subordinate legislation (including regulations) and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(vi)	a person or entity includes an individual, a firm, a body corporate, a trust, an unincorporated association or an authority;

(vii)	a person includes their legal personal representatives (including executors), administrators, successors, substitutes (including by way of novation) and permitted assigns;

(viii)	a group of persons is a reference to any two or more of them taken together and to each of them individually;

(ix)

an entity which has been reconstituted or merged means the body as reconstituted or merged, and to an entity which has ceased to exist where its functions have been substantially taken over by another body, means that other body;

(x)	a reference to a day or a month means a calendar day or calendar month;

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(b)	unless expressly stated, no party enters into this Agreement as agent for any other person (or otherwise on their behalf or for their benefit);

(c)	the meaning of any general language is not restricted by any accompanying example, and the words ‘includes’, ‘including’, ‘such as’, ‘for example’ or similar words are not words of limitation;

(d)	the words ‘costs’ and ‘expenses’ include reasonable charges, expenses and legal costs on a full indemnity basis;

(e)	headings and the table of contents are for convenience only and do not form part of this Agreement or affect its interpretation;

(f)	if a period of time is specified and dates from a given day or the day of an act or event, it is to be calculated exclusive of that day;

(g)	the time between two days, acts or events includes the day of occurrence or performance of the second but not the first day act or event;

(h)	if the last day for doing an act is not a Business Day, the act must be done instead on the next Business Day; and

(i)

a provision of this Agreement must not be construed to the disadvantage of a party merely because that party was responsible for the preparation of this Agreement or the inclusion of the provision in this Agreement.

2	GRANT OF LICENCE

2.1

From the Effective Date, Licensor grants the Licensee an exclusive, irrevocable, sublicensable right, licence and privilege to use and Commercialize the Licensed IP (including the goodwill associated therewith) in the Territory in or in association with the Business, specifically for the manufacture, marketing, sale and distribution of the Licensed Products within the Territory for the duration of the Term.

2.2	The Licensee must not Commercialize the Licensed IP other than in accordance with this Agreement.

2.3	The Licensee agrees not to:

(a)	use the Licensed IP for any purpose or in any manner that exceeds the scope of the Business and the rights of the licence granted to the Licensee hereunder;

(b)	use and the Licensed IP outside of the Territory; or

(c)	supply Licensed Products for use, sale, distribution, or resupply outside of the Territory.

2.4	Licensor agrees to:

(a)	make all Licensed IP available to the Licensee in accordance with this Agreement;

(b)

provide training and instruction for the use of the Licensed IP to select officers, employees, contractors and consultants of the Licensee, as reasonably required by the Licensee for the operation of the Business and in a manner consistent with the commercially sensitive nature of the Licensed IP;

(c)	obtain and maintain intellectual property protections for the Licensed IP in the Territory; and

(d)

keep confidential the Licensed IP and ensure that it does not disclose the Licensed IP to any person in the Territory other than the Licensee or its designees, unless otherwise compelled by any applicable law.

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2.5

Licensor will, if requested by the Licensee, procure that its employees consent to the infringement of any Moral Rights subsisting with respect to the Licensed IP, other than the right not to have work falsely attributed.

3	EXCLUSIVITY

3.1

The parties acknowledge and confirm that, subject always to sections 2 and 4, the Licensee shall not grant any other person any right or licence to Commercialize the Licensed IP in the Territory in connection with:

(a)	any good, service, or product which is the same or substantially similar to the Licensed Products;

(b)	any good, service, or product which is prohibited by applicable laws or in respect of which such activities are prohibited by applicable laws; or

(c)

any good, service, or product, in any manner, without all necessary licenses, permits and authorizations required under applicable laws (for greater certainty, including though channels not authorized by applicable laws (i.e., the “black market”).

3.2	Nothing herein restricts Licensor's use of the Licensed IP outside the Territory.

4	SUB-LICENCING

(a)	The Licensee may sub-license the Licensed IP in the Territory only in accordance with this Agreement provided the Licensee provides prior written notice to Licensor.

(b)	Any sub-licence agreement must not grant any rights to the sub-licensee which are inconsistent with the scope of the rights granted by this Agreement and must impose:

(i)	terms on the sub-licensee that are consistent with the terms set out in this Agreement;

(ii)	confidentiality obligations on the sub-licensee which are no less onerous than the confidentiality obligations set out in section 18 of this Agreement;

(c)

The Licensee must provide Licensor with a full copy of the executed sub-licence between the Licensee and any sub-licensee within fourteen (14) days after execution of such agreements. Licensor agrees not to disclose the terms of such agreements to a third party unless required by law.

(d)	Any sub-licences granted by the Licensee under this section 4 will automatically terminate upon the termination of this Agreement.

5	LICENSE FEE AND ROYALTY

5.1	The Licensee agrees to pay to Licensor a license fee (the “License Fee”) on and from the Effective Date, payable as follows:

(a)	The issuance of 100,000,0000 common shares in the capital of the Licensee on the Effective Date, to be registered and delivered as directed by Licensor in writing; and

(b)	The issuance of the executed Anti-Dilution Warrant Certificate, to be registered and delivered as directed by Licensor in writing.

5.2

The Licensee agrees to pay to Licensor the Royalty on and from the date the Licensee commences manufacture or procures the manufacture of the Licensed Products in the Territory using the Licensed IP until the termination of this Agreement in accordance with section 20.

5.3	Royalties are to be paid by the Licensee within twenty-five (25) Business Days after the end of each Quarter and in each case.

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5.4	For the avoidance of doubt, no Royalty will be payable unless and until the Licensee commences manufacture or procures the manufacture of the Licensed Products in the Territory using the Licensed IP.

5.5

The parties agree that the Royalty will be calculated on the basis of Commercialization Revenue, determined through end of Financial Year reconciliations provided by the Licensee and approved by the Board.

5.6

No Royalty will be payable for the use of Licensed IP for Wholesale Apparel & Promotional Material. The Licensee is granted the right to utilize the Licensed IP solely for the purpose of creating and distributing Wholesale Apparel & Promotional Material, including but not limited to advertisements, marketing campaigns, press releases, and social media content, without incurring any financial obligations towards the Licensor in the form of Royalties or other related fees.

6	REVENUE REPORTS

6.1	Each payment of License Fees and Royalties to Licensor must be accompanied by a report that sets out:

(a)	the basis upon which Commercialization Revenue was calculated by the Licensee including the number of units of each particular Licensed Product sold;

(b)	the basis upon which the License Fees and Royalties were calculated by the Licensee;

(c)	the License Fees and Royalties payable by the Licensee to Licensor for the relevant Quarter; and

(d)	any other additional details as may reasonably required by Licensor from time to time.

6.2	All royalty payments are to be made in Canadian dollars, to the bank account nominated by Licensor. Licensor must bear any currency conversion charges and bank charges incurred by the Licensee.

7	RIGHT OF FIRST OFFER AND CHANGE OF CONTROL

7.1

FSD shall retain the right to make a bona fide offer to the Licensee with respect to the repurchase of the Licensed IP. In the event that the FSD wishes to proceed with purchasing the Licensed IP, FSD shall give notice in writing to Licensee stating the terms, conditions and purchase price of such purchase proposal (the “IP Purchase Proposal”), and Licensee shall offer to FSD the exclusive right and opportunity to negotiate a potential purchase of the Licensed IP on mutually acceptable terms between FSD and the Licensee, acting reasonably.

7.2

FSD shall grant Licensee the right to purchase the Intellectual Property Rights with respect to the UNUZZD™ trademark (the “UNBUZZD™ Intellectual Property Rights”), on terms, conditions, and at a purchase price to be negotiation between FSD and the Licensee at such time, in the event that the Board votes to approve of a Licensee Change of Control or a Go-Public Transaction. In the event of a Change of Control of the Licensee or the consummation of a Go-Public Transaction by the Licensee, the Licensee’s obligation to pay the Royalty in respect of the Licensed IP will survive at a reduced rate of 3%, until a total amount of Royalty in the amount of $250,000,000 has been paid to Licensor. In the event of a Change of Control of the Licensee, the Licensee’s Board may negotiate with FSD to reduce or eliminate the Royalty.

7.3

In the event of a Change of Control in respect of FSD, all right, title and interest in and to the UNBUZZD™ Intellectual Property Rights shall be transferred to the Licensee, and the Licensor will use its commercially reasonable efforts to assist with the transfer of those UNBUZZD™ Intellectual Property Rights to the Licensee.

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8	RECORDS, INSPECTION AND REPORTING

8.1

The Licensee agrees to keep true and accurate records in relation to all matters connected with the Licence, this Agreement and the Commercialization of the Licensed IP, including all records and accounts (maintained in accordance with generally accepted accounting standards) relevant to:

(a)	prosecution and maintenance of the registration of any Licensed IP and any other Intellectual Property Rights subsisting with respect to the Licensed IP;

(b)	the Licensee's progress in Commercialising the Licensed IP;

(c)	the Licensee's development and business plans in respect of the Licensed IP;

(d)	exploitation of the Licensed IP by the Licensee and distributors;

(e)	Licensed Products created or supplied by the Licensee;

(f)	Commercialization Revenue;

(g)	royalties payable to Licensor;

(h)	other Commercialization agreements; and

(i)	any other matter which Licensor reasonably requires the Licensee to maintain records of.

8.2

Subject to receipt of not less than five (5) Business Days prior written notice, the Licensee agrees to make the records referred to in section 8.1 available electronically for Licensor (or its nominee).

8.3

If after a review of the Licensee's records, Licensor identifies a shortfall in the amount paid to it by the Licensee pursuant to this Agreement, the Licensee must pay the shortfall within thirty (30) days of receiving a written request by Licensor (such notice must include the calculations and working papers which identified the shortfall). If the shortfall paid for a particular period is more than 5% of the total amount payable to Licensor for that period, then the Licensee will also pay Licensor's reasonable costs and expenses in undertaking the review.

8.4	Within fourteen (14) days of request by Licensor, the Licensee must provide Licensor with a written report as to:

(a)	any of the matters in relation to which the Licensee is required to maintain records in accordance with section 8.1;

(b)	the status of any registrable Intellectual Property Rights in relation to the Licensed IP; and

(c)	any other matter reasonably requested by Licensor.

8.5	Within sixty (60) days of the Financial Year end, the Licensee must provide to Licensor an annual statement containing:

(a)	a description of all Licensed Products sold, delivered or otherwise disposed of, during that period; and

(b)	a detailed summary of Commercialization Revenue during that period showing all revenue received and all deductions applied in the calculation of the Commercialization Revenue.

9	LICENSEE'S OBLIGATIONS

9.1

The Licensee agrees to use its commercially reasonable efforts to Commercialize the Licensed IP and maximise distribution of the Licensed Products in the Territory during the Term. Further to this obligation, the Licensee agrees to:

(a)	use its commercially reasonable efforts to sell and market Licensed Products in the Territory;

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(b)

use its commercially reasonable efforts to meet market demand for the Licensed Products in the Territory, including, but not limited to, ensuring the Licensed Product inventory remains sufficiently supplied at all times to meet forecasted demand (pursuant to metrics to be agreed upon by the parties) and Licensor will use its commercially reasonable best efforts to review, in a timely manner, the requests of Licensee which could reasonably have an impact on Licensee fulfilling its obligations hereunder. The parties would work together in good faith to have at least one (1) Licensed Product (available in multiple flavours) ready for sale as soon as possible following the execution of the Licensing Agreement, but in no event later than the date to be agreed upon by the parties in the Licensing Agreement.

(c)	obtain all necessary regulatory approvals in the Territory for the Commercialization of the Licensed Products; and

(d)	not engage in any Commercialization of the Licensed IP for any other purposes other than in accordance with this Agreement.

9.2	The Licensee will Commercialize the Licensed IP and ensure that it is Commercialized:

(a)	with all due care and skill and in a good and workmanlike manner;

(b)

in a manner which meets all legal requirements and specifications of any safety, quality or other standards and all product liability laws applicable where the particular Licensed Product is to be Commercialized; and

(c)	in accordance with high professional and ethical standards of behaviour.

9.3	The Licensee will enter into a distribution agreement with FSD to grant FSD the right to distribute the Licensed Product in Canada.

10	MUTUAL OBLIGATIONS

10.1	The parties agree to use their commercially reasonable efforts as follows:

(a)

the Licensee will use its commercially reasonable efforts to meet market demand for the Licensed Products in the Territory, including, but not limited to, ensuring the Licensed Product inventory remains sufficiently supplied at all times to meet forecasted demand (pursuant to metrics to be agreed upon by the parties);

(b)

Licensor will use its commercially reasonable best efforts to review, in a timely manner, the requests of Licensee which could reasonably have an impact on Licensee fulfilling its obligations hereunder; and

(c)

the parties will use their commercially reasonable efforts to have at least one (1) Licensed Product (available in multiple flavours) ready for sale as soon as possible following the execution of this Agreement, but in no event later than twelve (12) months following the Effective Date.

11	INTELLECTUAL PROPERTY OWNERSHIP

11.1

The Licensee acknowledges the validity of the Licensed IP and agrees that Licensor is the sole and exclusive owner of all Intellectual Property Rights subsisting with respect to the Licensed IP and nothing in this Agreement transfers any of those Intellectual Property Rights to the Licensee.

11.2

The Licensee acknowledges and agrees that all right, title and interest in and to the Improvements to the Licensed IP generated by the Licensee will be owned by Licensor and will immediately vest in Licensor.

11.3	The Licensee must not directly or indirectly:

(a)

use the Licensed IP as part of the name of any entity or trade name, domain name, or within any prefix, suffix, or other modifying words, terms, designs, or symbols, or in any modified form that is inconsistent with the terms of this Agreement;

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(b)	challenge Licensor's ownership of the Intellectual Property Rights subsisting with respect to the Licensed IP;

(c)	challenge any Third Party Licensor's ownership of the Intellectual Property Rights subsisting with respect to any Licensed IP;

(d)	use the Licensed IP in connection with the sale of any unauthorized product or service other than the Licensed Products;

(e)	oppose, or assist any third party to oppose, the grant of any patent or other registered right pursuant to any application in relation to the Licensed IP;

(f)	dispute, or assist any third party to dispute, the validity of any Intellectual Property Rights subsisting with respect to the Licensed IP; or

(g)

engage, or assist, intentionally or recklessly, any third party to engage, in any other conduct, directly or indirectly, that would infringe upon, harm, mislead or contest the rights of Licensor in the Licensed IP or endanger the capacity of any Licensed IP to be protected by statutory registration, or that would threaten the validity of any such registration.

11.4

Licensor will be the sole owner of any Improvements, whether created by Licensee or Licensor, and may at its discretion apply for patents and other Licensed IP Rights anywhere in the world in its own name with respect to any Improvements.

11.5

If requested by the Licensee, Licensor must at the Licensor's cost promptly sign all documents and provide the Licensee with any information or assistance that the Licensee requires for the purpose of taking any action pursuant to section 11.4.

11.6

If requested by Licensor, the Licensee must at Licensor’s cost promptly sign all documents and provide Licensor with any information or assistance that Licensor requires for the purpose of taking any action pursuant to section 11.4.

11.7

To the extent necessary to give effect to section 11.2, the Licensee must assign, encumbrance free, on its creation or acquisition (at Licensor's sole cost) all rights, title and interest in the Intellectual Property Rights in any Improvements to the Licensed IP generated by the Licensee.

11.8	The Licensee shall not apply for any registrations of the Licensed IP in the name of the Licensee.

12	INTELLECTUAL PROPERTY PROTECTION

12.1	The Licensor shall apply for, prosecute and maintain such patent/s or other Licensed IP Rights with respect to the Licensed IP as are commercially and legally reasonable.

12.2	Any patent/s or other Licensed IP Rights with respect to the Licensed IP must be filed and registered in the name of Licensor.

12.3	Licensor will, at the cost of the Licensor, do everything reasonably necessary to assist the Licensee to obtain registration of registrable Licensed IP.

12.4

Licensor agrees that it will keep the Licensee informed of all progress in relation to any applications to register patents or other Intellectual Property Rights with respect to the Licensed IP including by instructing its patent attorneys to provide Licensee with copies of all documents and correspondence relating to filing, prosecution and maintenance and any oppositions or other challenges to validity.

12.5	If:

(a)

Licensee requests the Licensor in writing to file any patent or other Licensed IP Right with respect to any Licensed IP, and the Licensor declines or fails to do so within thirty (30) days from the request by Licensee; or

(b)

Licensor decides that it does not wish to continue to prosecute or maintain any patent or other Licensed IP Right with respect to any Licensed IP, it must provide Licensee with notice in writing at least thirty (30) days in advance and,

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then:

(c)	Licensee may proceed to do so solely at its own expense; and

(d)

the Intellectual Property Rights relating to that application or registration will no longer be subject to the provisions of this Agreement, and the Licensor will have no rights in relation to the same (including under the Licence).

12.6

Licensor must pay directly all fees, costs and expenses (including patent attorney and legal fees and expenses) in connection with the filing, prosecution and maintenance of any patent or other Licensed IP Right with respect to any Licensed IP, including any costs and expenses incurred in dealing with any opposition to any applications for such registrations or any challenge to the validity of such registrations.

13	INTELLECTUAL PROPERTY ENFORCEMENT

13.1	The Licensee must promptly notify Licensor with respect to any:

(a)	infringement of any Intellectual Property Rights subsisting with respect to the Licensed IP in the Territory; or

(b)	opposition or challenge to the validity of any Intellectual Property Rights relating to the Licensed IP in the Territory,

that comes to the attention of the Licensee, and provide any information requested by FSD and which Licensee has knowledge with respect to any such infringement, opposition, or challenge.

13.2

Licensor will, at its sole discretion and at the cost of the Licensor, take action against any third party in respect of any infringement of any Intellectual Property Rights subsisting with respect to the Licensed IP as may be commercially and legally reasonable.

13.3

If, upon the Licensee's notification to the Licensor of any infringement, opposition, or challenge concerning the Licensed IP, the Licensor declines to take action against the relevant third party, the Licensee reserves the right, at its own discretion and expense, to initiate action against any third party for any infringement of the Intellectual Property Rights associated with the Licensed IP, provided that such action is deemed commercially and legally reasonable.

13.4	Subject to section 12.5, nothing in this Agreement compels either party to institute or prosecute proceedings or take any other action in relation to any:

(a)	third party infringement of any Intellectual Property Rights subsisting with respect to the Licensed IP;

(b)	defend any opposition, claim or cross-claim asserting invalidity of any Intellectual Property Rights subsisting with respect to the Licensed IP.

13.5	The Licensee must not agree to settle any litigation, opposition or challenge where such settlement will affect the rights of Licensor, without the prior written consent of Licensor.

14	COMMERCIALIZATION RESPONSIBILITIES AND RISK

14.1

The Licensee will at its sole cost and risk be responsible for all actions required to Commercialize the Licensed IP including but not limited to any further development required to ensure that the Licensed IP is commercial ready, manufacturing, assembly, testing, promotion, sales, delivery, installation, support, and returns. Licensor may continue to conduct research and development activities in the area of alcohol intoxication, and the development of products for the treatment of alcohol intoxication and related conditions, such products potentially having multiple applications across several market segments. Licensor will discuss such developments with the Licensee as they occur, and the Licensee will be granted the right to purchase the Intellectual Property Rights associated with such developments and technologies.

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14.2	The Licensee will be responsible for negotiating directly with any third parties that the Licensee may require for further development of the Licensed IP.

14.3	The Licensee must:

(a)	Commercialize the Licensed IP in accordance with all applicable laws and regulatory requirements;

(b)	take all necessary steps to ensure that all Licensed Products are:

(i)	safe for their intended use; and

(ii)

manufactured or provided with all due care and skill and in a good and workmanlike manner and in a manner which meets all legal requirements and specifications of any quality or other standards and all product liability laws; and

(iii)	implement and maintain appropriate quality control standards in relation to its manufacturing and distribution systems.

15	WARRANTIES AND LIABILITY

15.1	Each party warrants that at the Effective Date:

(a)	it has full corporate power and authority to enter into, execute and perform its obligations under this Agreement; and

(b)

the execution of this Agreement and performance of its obligations under it will not breach any other agreement or obligation to which the party is a party or by which it is bound (including any obligation of confidence).

15.2	Subject to section 15.4, FSD warrants that as at the Effective Date:

(a)	so far as Licensor is aware, it has all necessary rights to grant the licence set out in section 2 to the Licensee;

(b)	so far as Licensor is aware, the Licensee’s use of the Licensed IP in accordance with this Agreement will not infringe the rights of any third party;

(c)	it has not granted any licences, or entered into arrangement, that would conflict with the rights granted to the Licensee under this Agreement;

(d)	it owns or has the right to license the Licensed IP both legally and beneficially;

(e)	subject to the grant of the licence to the Licensee in this Agreement, Licensor has the exclusive right to Commercialize the Licensed IP in the Territory;

(f)	neither the Licensed IP nor the Licensed IP is not encumbered, mortgaged or charged in any way, nor subject to any lien;

(g)	neither the Licensed IP nor the Licensed IP infringes any third party Intellectual Property Rights; and

(h)

other than the Litigation Matter, there is no litigation pending (of which Licensor has been made aware) in respect of the Licensed IP to which Licensor is a party, and there is no claim or demand that has been received by Licensor from any person in relation to the Licensed IP.

(i)

none of Licensor’s directors, officers or employees have ever been convicted of any criminal offence or, to the best of the Licensor’s knowledge, materially breached any laws, regulations or industry codes relating to responsible research practices, anti-bribery and corruption, anti-money laundering or fundamental human rights including any prohibitions on child labour, slavery, forced labour and human trafficking.

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15.3

Licensor must not during the term assign, sell or transfer ownership of the Licensed IP unless it first notifies the Licensee and procures the transferee to enter into an agreement with the Licensee pursuant to which the transferee agrees to recognise the licence granted to the Licensee on the terms of this Agreement.

15.4

Licensor must not during the term assign, sell or transfer its rights to the Licensed IP unless it first notifies the Licensee and procures the transferee to enter into an agreement with the Licensee pursuant to which the transferee agrees to recognise the licence granted to the Licensee on the terms of this Agreement.

15.5

For the purposes of section 15.2, the parties acknowledge and agree that the awareness by Licensor is based on the best actual knowledge of the members of Licensor’s directors, officers and innovation commercial team involved in the negotiation of this Agreement and the inventors of the Licensed IP.

15.6	The Licensee warrants that as at the Effective Date:

(a)

no action or proceeding is pending or is threatened against Licensee before any court, administrative agency or other tribunal which could impact upon Licensee’s right, power and authority to enter into this Agreement or to carry out its obligations hereunder;

(b)	the Licensee has sufficient expertise, skills and financial, technical and business resources to fulfil its obligations under this Agreement; and

(c)

none of the Licensee’s directors, officers or employees have ever been convicted of any criminal offence or, to the best of the Licensee’s knowledge, materially breached any laws, regulations or industry codes relating to responsible research practices, anti-bribery and corruption, anti-money laundering or fundamental human rights including any prohibitions on child labour, slavery, forced labour and human trafficking.

(d)	neither Licensor nor any of its representatives have made any representations or warranties:

(i)	concerning the utility or patentability of any of the Licensed IP;

(ii)	to the effect that the exercise of any rights in Licensed IP or Licensed IP does not infringe the rights of third parties (other than as set out in section 15.2(b));

(iii)	in relation to the potential profits that may be realised from Exploitation of the Licensed IP; or

(iv)	in relation to the quality, performance or capabilities of the Licensed Products;

(e)	the Licensee is responsible for satisfying itself of the matters referred to in section 15.6(d); and

(f)

the Licensee accepts the risks associated with the matters referred to in section 15.6(d) and bears the sole risk of Commercialising the Licensed IP, the quality or performance of Licensed Products or Services, or the claims of third parties arising from the Commercialization of such Licensed IP, or Licensed Products.

15.7

Notwithstanding any other section of this Agreement, the parties agree that Licensor is not liable to the Licensee and excludes all liability for consequential or incidental damages, third party claims or loss of profits, revenue, goodwill or opportunities in contract, tort, under any statute or otherwise (including negligence) directly or indirectly arising from or in any way directly or indirectly related to Licensor’s gross negligence, breach of this Agreement, breach of any law, in equity, under indemnities or otherwise directly or indirectly relating to the Licensed IP or Licensed Products or the subject matter of this Agreement.

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16	RELEASE AND INDEMNITY

16.1

Each of the Licensor and the Licensee release and indemnify the other Party, its respective Associates and their respective officers, employees, consultants and agents, or any one of them (“Indemnitees”), from and against all actions, Claims, proceedings and demands (including those brought by third parties), arising out of or in connection with a breach of such Party’s warranties or obligations under this Agreement or the Commercialization of the Intellectual Property Rights subsisting with respect to the Licensed IP, including by its respective Associates.

16.2

Each of the Licensor and the Licensee indemnify and convent the other Party to keep indemnified each of the Indemnitees against all Claims whatsoever which may be taken, suffered or made against an Indemnitee or incurred or become payable by an Indemnitee in the course of, or in connection with any enforcement proceedings relating to the Intellectual Property Rights subsisting with respect to the Licensed IP (“Enforcement Proceedings”) or other proceedings which result or arise in connection with any Enforcement Proceedings, whether the Indemnitee is a party to such proceedings or otherwise.

16.3

Without limiting the generality of section 16.2, the each of the Licensor and the Licensee indemnify and keep indemnified each Indemnitee in respect of all Claims incurred or arising in connection with:

(a)

taking advice in respect of any Enforcement Proceedings, including reviewing and obtaining advice in relation to any Court processes such as attendance at any hearings and any documentation arising in connection with any Enforcement Proceedings, such as pleadings, evidence, judgments or other documents produced or drafted which may be used in the Enforcement Proceedings, including any of these in draft form;

(b)	obtaining advice in relation to whether or not to become a party to or participate in any Enforcement Proceedings;

(c)	any personnel giving evidence or otherwise becoming involved with the Enforcement Proceedings;

(d)	assisting or being involved in any way in relation to the Enforcement Proceedings (whether as a party to those proceedings or otherwise); and

(e)

any liabilities incurred by the Indemnitees (in their discretion) in respect of any of the matters set out in this section whether the Indemnitee's actions are in relation to existing matters or potential or apprehended matters.

16.4

Licensor agrees to indemnify and hold the Licensee harmless from any costs, damages, liabilities, and expenses (including legal fees) arising out of or related to the Litigation Matter. This indemnification shall apply to any claims, suits, or actions brought against the Licensee by third parties arising out of or related to the Litigation Matter. The Licensor shall assume all responsibility for defending the Litigation Matter and shall bear all costs and damages awarded against the Licensee, provided that the Licensee promptly notifies the Licensor in writing of any claim or legal action and cooperates fully in the defence of the Litigation Matter. However, the Licensor's indemnification obligation shall not apply if the Litigation Matter arises out of the Licensee's breach of this Agreement or any unauthorized actions or conduct by the Licensee. The Licensor's indemnification obligation under this clause shall survive the termination or expiration of this Agreement.

16.5	The indemnities in this section 16 are continuing obligations separate and independent from the other obligations of the parties.

16.6	It is not necessary for an Indemnitee to incur expense or make a payment before enforcing any indemnity conferred by this section 16.

16.7

This section 16 operates as a deed poll in favour of, and for the benefit of, each Indemnitee which is not a party to this Agreement and may be relied upon and enforced by each Indemnitee even if that Indemnitee is not a party to this Agreement.

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17	INSURANCE

17.1

The Licensee must use its commercially reasonable efforts to take out, maintain and keep current, prior to the distribution of any Licensed Products, the following insurance from an insurer approved in advance by and reasonably acceptable to Licensor:

(a)	a comprehensive public liability policy with a commercially reasonable limit of liability; and

(b)	a product liability policy with a commercially reasonable limit of liability for each and every event from the time that Licensed Products are first sold.

17.2	The Licensee must, upon the written request of Licensor, provide Licensor with evidence of the currency of the insurance policies referred to in this section, within fourteen (14) days of the request.

18	CONFIDENTIALITY AND ANNOUNCEMENTS

18.1

Each party must keep the Confidential Information of the other party private and confidential and only use the Confidential Information of the other party for the purpose of performing its obligations or exercising its rights under this Agreement.

18.2	For clarity, it is agreed that the Licensee may disclose Licensor's Confidential Information to the extent reasonably required:

(a)	for the purpose of filing, prosecuting or maintaining any patent, permit, registration and/or licence relating to the Licensed IP;

(b)	in the exercise of its Commercialization rights granted under this Agreement; and

(c)	to sub-licensees of the Licensee.

18.3

A party may disclose Confidential Information to its employees, officers, contractors, consultants, agents, directors and professional advisers (including lawyers, auditors and accountants) who are bound by obligations of confidence to the party. A party may not otherwise disclose any Confidential Information to any third party without the prior written consent of the Disclosing Party.

18.4	The obligation of confidence contemplated by this section does not apply to Confidential Information:

(a)	that was already known to the Recipient as at the date of disclosure;

(b)	that was in the rightful possession of the Recipient independently of any obligation of confidence;

(c)	the Recipient can show is in the public domain otherwise than by breach of this Agreement or other obligation of confidence; or

(d)

that is required to be disclosed under applicable law or the rules of any stock exchange, but only if the Recipient has given the Disclosing Party all available notice to enable the Disclosing Party to attempt to remove that requirement and the Recipient only discloses the minimum information required.

18.5

A party may at any time after the expiration or termination of this Agreement, by notice in writing to the other party, require the delivery to it of its Confidential Information and any copies in the possession or control of the Recipient. The Recipient must comply with such a notice within fourteen (14) days. Any part or copy of the Confidential Information that cannot be conveniently delivered by the Recipient to the Disclosing Party must be completely destroyed or permanently deleted, provided that the Recipient may retain copies that are stored on the Recipient's computer backup systems until they are deleted in the ordinary course. The Recipient will continue to be bound by this section with respect to such retained Confidential Information.

18.6

No party to this Agreement will make or permit any of its personnel to make any public announcement or communication in connection with this Agreement without previously agreeing the contents with the other party.

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19	USE OF PARTY'S NAMES

Each party agrees that it will not use the name or trademarks of the other party in any advertising or publicity material or make any form of representation or statement which could constitute an express or implied endorsement by such other party of any Licensed Products and will not authorise others to do so, without the prior written consent of the other party. Such consent shall not be unreasonably withheld, delayed, or conditioned. Any material Licensee submits to Licensor shall be deemed approved if not disapproved in writing by Licensor within five (5) business days. If Licensor disapproves any materials, Licensor will notice Licensee of the specific reasons and provide suggested corrections and additions required to gain approval of the materials.

20	TERM AND TERMINATION

20.1	Subject to section 20.2, this Agreement and the Licence will commence on the Effective Date and will continue unless this Agreement is terminated in accordance with this section 20.

20.2	Either party may by notice to the other party terminate this Agreement and the Licence in the following circumstances:

(a)	the other party is in breach of a material obligation under this Agreement:

(i)	that is not capable of remedy; or

(ii)	and does not remedy the breach within sixty (60) days of written notice being given to the other party requiring it to remedy the breach; or

(b)	if permitted by law, the other party suffers an Insolvency Event.

20.3

This Agreement may be terminated by Licensor if, in the event of a Change of Control of the Licensee, Licensor, in its sole discretion, acting reasonably and in good faith, does not approve of the acquirer in such Change of Control receiving the benefits of this Agreement.

20.4	Upon the expiration or termination of this Agreement and the Licence:

(a)	the Licensee and any sub-licensee will cease to have any rights to Commercialize any Licensed IP except to the extent necessary to exercise the rights conferred on the Licensee under section 20.4(c);

(b)	the Licensee must pay all amounts due to Licensor under this Agreement at termination, on the earlier of the due date or within sixty (60) days of expiration or termination; and

(c)

the Licensee will, for three (3) months or such longer period as agreed between the parties, after the date of termination have the right to Commercialize all stocks of Licensed Products in its possession or control as at the date of termination.

21	LIMITATION OF LIABILITY

21.1

Licensor acknowledges and agrees that the Licensee has made no representations to Licensor in relation to the profits that may be generated by the Licensee as a result of the grant of the licence in section 2 or as to the volume of orders that may be placed under any supply agreements between the parties.

21.2

To the maximum extent permitted by law, with the exception of the warranties expressly provided in this Agreement, all warranties, guarantees, conditions, representations and undertakings either express or implied are excluded.

22	DISPUTES

22.1	A party must not commence legal proceedings with respect to any Dispute unless it has first complied with this section 22.

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22.2	A party claiming that a Dispute has arisen must notify each other party to the Dispute giving details of the Dispute.

22.3

Within five (5) Business Days after a notice is given under section 22.2, each party to the Dispute (Disputant) must nominate in writing a representative authorised to settle the Dispute on its behalf.

22.4

During the twenty (20) Business Day period after a notice is given under section 22.3 (or longer period agreed in writing by the Disputants) (“Initial Period”) each Disputant must use its best efforts to resolve the Dispute.

22.5	If the Disputants are unable to resolve the Dispute within the Initial Period, they must within an additional twenty (20) Business Days, either:

(a)	appoint a mediator to mediate the dispute; or

(b)

if the Disputants are unable to agree on a mediator, the Disputants will approach the appropriate branch of the Resolution Institute and request that it appoints an appropriate mediator to assist with the Dispute.

22.6

The role of the mediator is to assist in negotiating a resolution of the Dispute. The mediator must not make a decision that is binding on a Disputant unless that Disputant’s representative has so agreed in writing.

22.7	Any information or documents prepared for the mediation and disclosed by a representative under this section:

(a)	must be kept confidential; and

(b)	must not be used except to attempt to settle the Dispute.

22.8	Each Disputant must bear its own costs of resolving a Dispute under this section and, unless the Disputants otherwise agree, the Disputants must bear equally the costs of any mediator engaged.

22.9	If in relation to a Dispute, a Disputant breaches any provision of sections 22.1 to 22.5, each other Disputant need not comply with sections 22.1 to 22.5 in relation to that Dispute.

23	NOTICES

23.1

All notices, requests, consents, claims, demands, waivers, and other communications (other than routine communications having no legal effect) shall be in writing and shall be deemed to have been given (i) when delivered by hand (with written confirmation of receipt); (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (iii) when sent, if sent by electronic mail during the recipient’s normal business hours, and if not sent during normal business hours, then on the recipient’s next Business Day, and (iv) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses:

If to FSD:

FSD Pharma Inc.

[redacted for confidentiality purposes]

[redacted for confidentiality purposes]

[redacted for confidentiality purposes]

[redacted for confidentiality purposes]

If to Lucid:

Lucid PsycheCeuticals Inc.

[redacted for confidentiality purposes]

[redacted for confidentiality purposes]

[redacted for confidentiality purposes]

[redacted for confidentiality purposes]

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If to the Licensee:

Celly Nutrition Corp.

[redacted for confidentiality purposes]

[redacted for confidentiality purposes]

[redacted for confidentiality purposes]

[redacted for confidentiality purposes]

GENERAL

23.2	Relationship

(a)	The relationship between the parties is that of and Intellectual Property Rights licensor and licensee, and not product manufacturer and distributor and not of franchisor and franchisee.

(b)	Nothing in this Agreement will be construed or interpreted to make one party the agent, partner, joint venturer or representative of another party.

(c)	A party must not at any time, without the prior written consent of the relevant party, act as or represent that it is the agent, partner, joint venturer or representative of any other Party.

23.3	Legal Costs

Except as expressly stated otherwise in this Agreement, each party must pay its own legal and other costs and expenses of negotiating, preparing, executing and performing its obligations under this Agreement.

23.4	Governing Law and Jurisdiction

(a)	This agreement is governed by and is to be construed in accordance with the laws applicable in Ontario, Canada.

(b)

Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of Ontario, Canada and any courts which have jurisdiction to hear appeals from any of those courts and waives any right to object to any proceedings being brought in those courts.

23.5	Severability

If a provision of this Agreement is illegal or unenforceable in any relevant jurisdiction, it may be severed for the purposes of that jurisdiction without affecting the enforceability of the other provisions of this Agreement.

23.6	Further Steps

Each party must promptly do whatever any other party reasonably requires of it to give effect to this Agreement and to perform its obligations under it.

23.7	Consents

Except as expressly stated otherwise in this Agreement, a party may conditionally or unconditionally give or withhold consent to be given under this Agreement and is not obliged to give reasons for doing so.

23.8	Rights Cumulative

Except as expressly stated otherwise in this Agreement, the rights of a party under this Agreement are cumulative and are in addition to any other rights of that party.

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23.9	Waiver and Exercise of Rights

(a)	A single or partial exercise or waiver by a party of a right relating to this Agreement does not prevent any other exercise of that right or the exercise of any other right.

(b)	A party is not liable for any loss, cost or expense of any other party caused or contributed to by the waiver, exercise, attempted exercise, failure to exercise or delay in the exercise of a right.

23.10	Survival

The provisions of sections 1, 3, 9, 12, 15, 20.3, 23 and 24 of this Agreement survive the expiry or termination of this Agreement.

23.11	Amendment

This agreement may only be varied or replaced by a written agreement executed by the parties.

23.12	Assignment

(a)	The Licensee must not assign its interest in this Agreement without the prior written consent of Licensor.

(b)	Any purported dealing in breach of this section is of no effect.

23.13	Counterparts

This Agreement is properly executed if each party executes this Agreement or an identical document. In the latter case, this Agreement takes effect when the separately executed documents are exchanged between the parties. Delivery of an executed counterpart of this Agreement by portable document format file (PDF file) by facsimile or other electronic method of transmission will be effective as manual delivery of an executed counterpart of this Agreement.

23.14	Entire Understanding

(a)	This Agreement and the Loan Agreement contain the entire understanding between the parties as to the subject matter of this Agreement.

(b)

All previous negotiations, understandings, representations, warranties, memoranda or commitments concerning the subject matter of this Agreement are merged in and superseded by this Agreement and are of no effect. No party is liable to any other party in respect of those matters.

(c)

No oral explanation or information provided by any party to another affects the meaning or interpretation of this Agreement or constitutes any collateral agreement, warranty or understanding between any of the Parties.

[Signature page follows]

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IN WITNESS OF WHICH the parties hereto have executed this Agreement as of the date first written above.

FSD PHARMA INC.
By:	/s/ “Zeeshan Saeed”
Name: Zeeshan Saeed
Title: Chief Executive Officer

CELLY NUTRITION CORP.
By:	/s/ “Binyomin Posen”
Name: Binyomin Posen
Title: Chief Executive Officer

Lucid PsycheCeuticals Inc.
/s/ “Lakshmi P. Kotra”
Name: Dr. Lakshmi P. Kotra
Title: Chief Executive Officer

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